ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

17th July, 2007

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, we write to advise that a Meeting of the Board of Directors of the Company has been convened for Friday, the 27th July, 2007, *inter alia*, to consider and approve the unaudited financial results of the Company for the quarter ended 30th June, 2007.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

ITC Limited
Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

17th July, 2007

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Distribution of Shareholding as on Quarter ended 30th June, 2007

In terms of the requirement of Clause 35 of the Listing Agreement, enclosed please find the Company's Distribution of Shareholding as on quarter ended 30th June, 2007 in the prescribed format.

Further, as required, the above information is also being posted on the Company's website, www.itcportal.com, and on SEBI's EDIFAR system.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above

Name of the Company : ITC Limited

Scrip Code : NSE Code - ITC
BSE Code - 500875
CSE Code - 10000018

Quarter ended : 30th June, 2007

Category Code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals / Hindu Undivided Family	0	0	0	0.00	0.00
(b)	Central Government / State Government(s)	0	0	0	0.00	0.00
(c)	Bodies Corporate	0	0	0	0.00	0.00
(d)	Financial Institutions / Banks	0	0	0	0.00	0.00
(e)	Any other (specify)	0	0	0	0.00	0.00
	Sub-Total (A)(1)	**0**	**0**	**0**	**0.00**	**0.00**
(2)	**Foreign**					
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (specify)	0	0	0	0.00	0.00
	Sub-Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
(B)	**Public shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds / UTI	187	550621363	550346113	14.83	14.64
(b)	Financial Institutions / Banks	183	10608642	10167642	0.29	0.28
(c)	Central Government / State Government(s)	1	700840	700840	0.02	0.02
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	18	853058855	847679300	22.97	22.67
(f)	Foreign Institutional Investors	361	479242587	479033577	12.90	12.74
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (specify)	0	0	0	0.00	0.00
	Sub-Total (B)(1)	**750**	**1894232287**	**1887927472**	**51.01**	**50.35**

Category Code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(2)	**Non-Institutions**					
(a)	Bodies Corporate	4335	80007500	78870250	2.16	2.13
(b)	Individuals -					
	(i) Individual shareholders holding nominal share capital up to Rs. 1 lakh.	476219	464838163	347033118	12.52	12.36
	(ii) Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	191	35695860	28081260	0.96	0.95
(c)	Any Other :					
	(i) NRIs / OCBs	6,217	24227408	15945803	0.65	0.64
	(ii) Foreign Companies	8	1211911903	5373853	32.63	32.21
	(iii) Foreign Nationals	5	222745	625	0.01	0.01
	(iv) Trust	58	1633024	1633024	0.04	0.04
	(v) Clearing Members	473	898766	898766	0.02	0.02
	(vi) Clearing House	2	9901	9901	0.00	0.00
	Sub-Total (B)(2)	**487508**	**1819445270**	**477846600**	**48.99**	**48.36**
	Total Public Shareholding (B) = (B)(1) + (B)(2)	**488258**	**3713677557**	**2365774072**	**100.00**	**98.71**
	TOTAL (A) + (B)	**488258**	**3713677557**	**2365774072**	**100.00**	**98.71**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	2	48545223	48525723	-	1.29
	GRAND TOTAL (A) + (B) + (C)	**488260**	**3762222780**	**2414299795**	-	**100.00**

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in statement at para (I)(a) above}
1	GDRs	48545223	48545223	1.29
	Total	**48545223**	**48545223**	**1.29**

(II)(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs,etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in statement at para (I)(a) above}
1	Not available *(see Note 3)*	-	-	-
	Total			

Notes:

1 The 'number of shareholders' is based on DP ID & CL ID Nos. (in respect of shares held in dematerialised form) and Account Nos. (in respect of shares held in physical form).

2 The number of shares held by Life Insurance Corporation of India and Unit Trust of India as shown in the statement under 'Public and holding more than 1% of the total number of shares' excludes their respective Mutual Fund holdings.

3 The Company's Depository for the GDRs, Citibank N. A. New York NY ADR Department, has advised that they are not privy to beneficial owner information and therefore cannot provide the individual holdings of GDR Holders.

END